SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Public Company

MATERIAL FACT

Petrobras’ Proven Reserves in 2012

Rio de Janeiro, January 10th, 2013 – Petróleo Brasileiro S.A. –  Petrobras announces its proved oil and natural gas reserves, assessed at the end of 2012 according to the criteria of the National Petroleum, Natural Gas and Biofuels Agency – ANP, Society of Petroleum Engineers – SPE and Securities and Exchange Commission – SEC.

Petrobras’ Proven Reserves in 2012

According to ANP/SPE criteria:

On December 31st, 2012 proved oil and natural gas reserves reached 16.440 billion barrels of oil equivalent (boe), an increase of 0.2% from last year, distributed as shown:

Proven Reserves – SPE	Volume (billion boe)%
Brazil	15.729	96
International	0.711	4
Total	16.440	100

In 2012, 0.914 billion boe were appropriated to Proven Reserves, while 885 million boe were produced, resulting in an increase of 0.028 billion boe compared to 2011 reserves (16.412 billion boe). The increase in Petrobras’ reserves stems from the incorporation of new areas discovered in Brazil and in the Gulf of Mexico and the management of reservoirs in fields in Brazil and abroad.

Proven Reserves Breakdown - SPE	Volume (billion boe)
A) Proven Reserves in December / 2011	16.412
B) Cumulative Production in 2012	(0.885)
C) Appropriation of Proven Reserves in 2012	0.914
D) Annual Variation (B + C)	0.028
E) Proven Reserves in December /2012 (A + D)	16.440

According to SPE criteria, for each barrel of oil equivalent extracted in 2012, 1.03 barrels of oil equivalent were appropriated, resulting in a reserve replacement ratio of 103.3%. The Reserves-to-Production Ratio (R/P) was 18.6 years.

According to SEC criteria:

On December 31st, 2012 proven reserves reached 12.884 billion boe, representing an increase of 0.1% from the previous year, distributed as shown:

Proven Reserves - SEC	Volume (billion boe)%
Brazil	12.263	95
International	0.621	5
Total	12.884	100

In 2012, 0.896 billion boe were appropriated to Proven Reserves and 884 million boe were produced, resulting in an increase of 0.011 billion boe compared to 2011 reserves (12.873 billion boe).

Proven Reserves Breakdown – SEC	Volume (billion boe)
A) Proven Reserves in December / 2011	12.873
B) Cumulative Production in 2012	(0.884)
C) Appropriation of Proven Reserves in 2012	0.896
D) Annual Variation (B + C)	0.012
E) Proven Reserves in December / 2012 (A + D)	12.884

According to SEC criteria, for each barrel of oil equivalent extracted in 2012, 1.01 barrels of oil equivalent were appropriated, resulting in a reserve replacement ratio of 101%. The Reserves-to-Production Ratio (R/P) was 14.6 years.

In addition to the volumes mentioned above, Petrobras has the right to produce up to 5 billion boe, acquired in 2010  with the Transfer of Rights Agreement, in pre-salt areas, which are not booked as proven reserves.

Proven Reserves in Brazil

According to ANP/SPE criteria:

On December 31st, 2012 proved oil and natural gas reserves in fields under Petrobras’ concession in Brazil, according to ANP/SEC criteria, reached 15.729  billion boe, representing an increase of 0.1% from 2011.

Proven Reserves – SPE	Volume	%
Oil + Condensate (billion bbl)	13.284	84
Natural Gas (billion m3)	388.746	16
Oil Equivalent (billion boe)	15.729	100

In 2012, 0.838 billion boe were appropriated to Proven Reserves, compared to a cumulative production of 0.815 billion boe, as shown in the following table:

Proven Reserves Breakdown – SPE	Volume (billion boe)
A) Proven Reserves in December / 2011	15.706
B) 2012 Production	(0.815)
C) Appropriation of Proven Reserves in 2012	0.838
D) Annual Variation (B + C)	0.023
E) Proven Reserves in December / 2012 (A + D)	15.729

For each barrel of oil equivalent extracted in 2012, 1.03 barrels of oil equivalent were appropriated, resulting in a Reserve Replacement Ratio of 102.8%. The Reserves-to-Production Ratio (R/P) was 19.3 years.

The main Proven Reserves incorporations in 2012 were:

•    ongoing success of exploratory activities in the post-salt in different Brazilian basins:

- incorporation of volumes related to new discoveries close to the existing infrastructure of the Golfinho field, in Espírito Santo Basin; Marlim Sul field, in Campos Basin; and Araçás, Cexis, Fazenda Panelas and Taquipe fields, in Recôncavo Basin;

- declaration of commerciality in the following fields: Tartaruga Verde and Tartaruga Mestiça in Campos Basin; Baúna and Piracaba in Santos Basin; and Piranema Sul and Arapaçu in Sergipe-Alagoas Basin.

•    rise in proven reserves in the pre-salt due to an increase in well drilling activities and positive responses from production systems in operation both in the Campos and Santos Basins. Of this total, 56% came from the Lula/Cernambi and Sapinhoá concessions, where Petrobras is the operator and registers volumes proportional to its stake in these concessions: 65% and 45%, respectively.

In the last 10 years, Proven Reserves in Brazil rose by 43%, from 11.008 to 15,729 billion boe, with reserves replacement ratios above 100% every year.

According to SEC criteria:

On December 31st, 2012 proved oil and natural gas reserves in fields under Petrobras’ concession in Brazil, according to SEC criteria, reached 12.263  billion barrels of oil equivalent (boe), representing the maintenance of 2011 proven reserves.

Proven Reserves – SEC criteria	Volume	%
Oil + Condensate (billion bbl)	10.539	86
Natural Gas (billion m3)	274.101	14
Oil Equivalent (billion boe)	12.263	100

In 2012, 0.822 billion boe were appropriated to Proven Reserves, compared to a cumulative production of 0.815 billion boe, as shown below:

Proven Reserves Breakdown – SEC	Volume (billion boe)
A) Proven Reserves in December / 2011	12.256
B) Cumulative Production in 2012	(0.815)
C) Appropriation of Proven Reserves in 2012	0.822
D) Annual Variation (B + C)	0.007
E) Proven Reserves in December / 2012 (A + D)	12.263

For each barrel of oil equivalent extracted in 2012, 1.01 barrels of oil equivalent were appropriated, resulting in a Reserve Replacement Ratio of 100.9%. The Reserves-to-Production (R/P) ratio was 15 years.

The main differences between SEC and ANP/SPE estimates stem from differences in oil pricing, concession terms and other technical aspects.

International Proven Reserves

According to SPE criteria:

On December 31st, 2012 Petrobras’ proved oil and natural gas reserves abroad, according to SPE criteria, reached 0.711 billion barrels of oil equivalent (boe), a 0.8% increase from 2011.

Proven Reserves – SPE	Volume	%
Oil + Condensate (billion bbl)	0.492	69
Natural Gas (billion m3)	37.176	31
Oil Equivalent (billion boe)	0.711	100

In 2012, 0.076 billion boe were appropriated to Proven Reserves, compared to a cumulative production of 0.070 billion boe, as shown below:

Proven Reserves Breakdown – SPE	Volume (billion boe)
A) Proven Reserves in December / 2011	0.706
B) Cumulative Production in 2012	(0.070)
C) Appropriation of Proven Reserves in 2012	0.076
D) Annual Variation (B + C)	0.006
E) Proven Reserves in December / 2012 (A + D)	0.711

According to SPE criteria, for each barrel of oil equivalent extracted in 2012, 1.08 barrels of oil equivalent were appropriated, resulting in a reserve replacement ratio of 108%. The Reserves-to-Production Ratio (R/P) was 10.2 years.

In 2012, main Proven Reserves incorporations were:

•    Revaluation of the Stones  field in deep waters of the Gulf of Mexico;

•    Review of the Agbami Development Plan in deep waters of Nigeria;

•    Inclusion of volumes associated to the secondary recovery at Akpo field in deep waters of Nigeria.

Note that since 2009 Petrobras does not include the reserves in Bolivia, in compliance with the requirements of Bolivia’s constitution, which prohibits the recording and registration of oil and gas reserves by private companies in the country.

According to SEC criteria:

On December 31st, 2012 Petrobras’ proved oil and natural gas reserves abroad, according to SEC criteria, were 0.621 billion boe, an increase of 0.6% from the previous year.

Proven Reserves – SEC	Volume	%
Oil + Condensate (billion bbl)	0.414	67
Natural Gas (billion m3)	35.243	33
Oil Equivalent (billion boe)	0.621	100

In 2012, 0.074 billion boe were appropriated to Proven Reserves, compared to a cumulative production of 0.069 billion boe, as shown below:

Proven Reserves Breakdown – SEC	Volume (billion boe)
A) Proven Reserves in December / 2011	0.617
B) Cumulative Production in 2012	(0.069)
C) Appropriation of Proven Reserves in 2012	0.074
D) Annual Variation (B + C)	0.005
E) Proven Reserves in December / 2012 (A + D)	0.621

According to SEC criteria, for each barrel of oil equivalent extracted in 2012, 1.07 barrels of oil equivalent were appropriated, resulting in a reserve replacement ratio of 107%. The Reserves-to-Production Ratio (R/P) was 9 years.

In 2012, main Proven Reserves incorporations were:

•    Revaluation of the Chinook field in deep waters of the Gulf of Mexico;

•    Review of the Agbami Development Plan in deep waters of Nigeria;

•    Inclusion of volumes associated to the secondary recovery at Akpo field in deep waters of Nigeria.

Petrobras clarifies that the hydrocarbon reserve properties belong to their respective National States.

Almir Guilherme Barbassa

CFO and Investor Relations Officer

Petróleo Brasileiro S.A. – Petrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.